FORM U-A

                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.
                                                                FILE NO. 69-14
                                                               AMENDMENT NO. 1
                                                                on Form U-3A-2

         Amendment to Statement by Holding Company Claiming Exemption

             under the Public Utility Holding Company Act of 1935

                      PUBLIC SERVICE COMPANY OF COLORADO

                (Name of company or companies filing amendment)

      Name, title, and address of officer to whom notices and correspondence concerning this amendment should be addressed:

                     Teresa S. Madden, Assistant Secretary

                      PUBLIC SERVICE COMPANY OF COLORADO
                          1225 17th Street, Suite 500
                            Denver, Colorado  80202

      The undersigned hereby amends the above document as indicated in the attached pages with respect to the following (identify item, statement, schedule, or exhibit of document to which amendment relates):
                           Exhibit A of Form U-3A-2

                      __________________________________

                                   SIGNATURE

      The company has caused this amendment to be duly signed on its behalf by its authorized officer in the city of Denver and State of Colorado, on the 29th day of March, 1996.


Attest:                      (SEAL)      PUBLIC SERVICE COMPANY OF COLORADO



            /s/Carol J.Peterson         By    /s/ Teresa S. Madden
            -------------------               --------------------
           Assistant Secretary                Assistant Secretary


                                                Teresa S. Madden

                                   EXHIBIT A

   A CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS AND CASH FLOWS OF THE CLAIMANT AND ITS SUBSIDIARY COMPANIES: CHEYENNE LIGHT, FUEL AND POWER COMPANY; E PRIME, INC.; WESTGAS INTERSTATE, INC.; WESTGAS TRANSCOLORADO, INC.; FUEL RESOURCES DEVELOPMENT CO.; YOUNG GAS STORAGE COMPANY; 1480 WELTON, INC.; GREEN AND CLEAR LAKES COMPANY; PSR INVESTMENTS, INC.; PS COLORADO CREDIT CORPORATION AND NATURAL FUELS CORPORATION AND CONSOLIDATED FOR THE YEAR ENDED DECEMBER 31, 1995, TOGETHER WITH A CONSOLIDATING BALANCE SHEET OF CLAIMANT AND SUCH SUBSIDIARY COMPANIES CONSOLIDATED AS OF THE CLOSE OF THE CALENDAR YEAR 1995.

   New Century Energies, Inc., East Boulder Ditch Company; Hillcrest Ditch and Reservoir Company; United Water Company; Fisher Ditch Water Company; Baugh Lateral Ditch Company; Beeman Irrigating Ditch and Milling Company; Consolidated Extension Canal Company; Enterprise Ditch Company; Jones and Donnelly Ditch Company; and Las Animas Consolidated Canal Company are excluded from the consolidated statements of claimant. These excluded companies  are  not  significant,  considered  either  separately  or  in  the aggregate (1) in relation to the claimant or to the claimant and its subsidiary companies consolidated in respect of the amount at which investments in and advances to such companies are carried or (2) in relation to the claimant and its subsidiary companies consolidated in respect of sales or operating revenues of such companies.

   The following information is submitted in reference to six of the foregoing excluded companies which, through either direct or indirect stock holdings, meet the generally accepted accounting definition of a subsidiary (ownership of a majority of the outstanding voting stock over 50 percent):

   East Boulder Ditch Company, Hillcrest Ditch and Reservoir Company, United Water Company, Fisher Ditch Water Company, Consolidated Extension Canal Company, and Las Animas Consolidated Canal Company are mutual ditch companies operated not for profit, and assessments are being levied on the members to cover operating costs. The aggregate investment therein is carried at $6.

                                  * * * * * *

   Neither the filing of this statement nor anything therein contained shall constitute or be deemed to be evidence of a waiver by the Company or any director, officer, or employee of the Company or any person certifying to said statement or to anything contained therein, of any constitutional or legal right to contest the validity or scope of any or all of the provisions of the Public Utility Holding Company Act of 1935 or of any rule or regulation made or to be made thereunder, all such rights being hereby expressly reserved.

              PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES

 CONSOLIDATED BALANCE SHEET WITH CONSOLIDATING INFORMATION - DECEMBER 31, 1995

                                                                                                                   Public
                                                                                                                  Service
                                                                                                                 Company of
                   ASSETS                              Consolidated     Eliminations            Total             Colorado
                   ------                              ------------     ------------            -----            --------
PROPERTY, PLANT AND EQUIPMENT, at cost:
    Electric                                        $ 3,751,321,274    $          --      $ 3,751,321,274    $ 3,703,479,053
    Gas                                                 989,214,901               --          989,214,901        938,528,614
    Steam and other                                      88,445,658            7,711 (1)       88,437,947         86,170,542
    Common to all departments                           380,809,529               --          380,809,529        321,811,497
    Construction in progress                            192,579,579               --          192,579,579        189,765,284
                                                        -----------            -----          -----------        -----------
                                                      5,402,370,941            7,711        5,402,363,230      5,239,754,990
    Less: accumulated depreciation                    1,921,658,551               --        1,921,658,551      1,876,600,723
                                                      -------------            -----        -------------      -------------
         Total property, plant and equipment          3,480,712,390            7,711        3,480,704,679      3,363,154,267
                                                      -------------            -----        -------------      -------------

 INVESTMENTS:
    Subsidiaries consolidated - common stock                     --      (51,910,497)(1)       51,910,497         51,910,497
    Note receivable from associated company                      --      (12,066,207)(2)       12,066,207                 --
    Other, at cost                                       24,281,988       (3,078,466)(2)       27,360,454         14,030,575
                                                         ----------       ----------           ----------         ----------
          Total investments                              24,281,988      (67,055,170)          91,337,158         65,941,072
                                                         ----------      -----------           ----------         ----------

 CURRENT ASSETS:
    Cash and temporary cash investments                  14,693,147               --           14,693,147         10,185,141
    Accounts receivable                                 128,361,379               --          128,361,379         (2,797,220)
    Reserve for uncollectible accounts                   (3,629,935)              --           (3,629,935)        (3,326,180)
    Accounts receivable from associated companies                --       (6,709,782)(2)        6,709,782          1,537,529
    Accrued unbilled revenues                            96,988,886               --           96,988,886         95,910,506
    Materials and supplies, at average cost              56,525,252               --           56,525,252         54,482,926
    Fuel inventory, at average cost                      35,653,672               --           35,653,672         35,653,672
    Fuel inventory financed                                      --      (35,724,489)(2)       35,724,489                 --
    Gas in underground storage, at cost (LIFO)           44,899,754               --           44,899,754         44,261,462
    Current portion of accumulated
      deferred income taxes                              19,229,330               --           19,229,330         18,000,348
    Regulatory assets recoverable within one year        40,247,292               --           40,247,292         40,189,304
    Prepaid expenses and other                           35,618,019               --           35,618,019         34,825,315
                                                         ----------                            ----------         ----------
          Total current assets                          468,586,796      (42,434,271)         511,021,067        328,922,803
                                                        -----------      -----------          -----------        -----------

 DEFERRED CHARGES:
     Regulatory assets                                  321,797,018               --          321,797,018        321,455,327
     Unamortized debt expense                            10,460,432               --           10,460,432          9,049,118
     Other                                               48,456,768               --           48,456,768         47,692,967
                                                         ----------                            ----------         ----------
          Total deferred charges                        380,714,218               --          380,714,218        378,197,412
                                                        -----------            -----          -----------        -----------
                                                    $ 4,354,295,392    $(109,481,730)     $ 4,463,777,122    $ 4,136,215,554
                                                    ===============    =============      ===============    ===============

                                                                                               CONSOLIDATING INFORMATION
                                                          --------------------------------------------------------------------
                                                         Cheyenne                                                Fuel
                                                        Light, Fuel                            WestGas         Resources
                                                         and Power         e prime,          InterState,      Development
                   ASSETS                                 Company            inc.                Inc.             Co.
                   ------                                 -------            ----                ----            ---
PROPERTY, PLANT AND EQUIPMENT, at cost:
    Electric                                         $   47,817,221    $          --      $            --    $            --
    Gas                                                  24,799,387               --              651,867         22,795,031
    Steam and other                                          11,716          645,801                   --                 --
    Common to all departments                             3,892,993               --                   --                 --
    Construction in progress                              2,814,041               --                   --                 --
                                                          ---------             ----                -----               ----
                                                         79,335,358          645,801              651,867         22,795,031
    Less: accumulated depreciation                       26,666,724           72,519               90,344          3,071,768
                                                         ----------           ------               ------          ---------
          Total property, plant and equipment            52,668,634          573,282              561,523         19,723,263
                                                         ----------          -------              -------         ----------

 INVESTMENTS:
    Subsidiaries consolidated - common stock                     --               --                   --                 --
    Note receivable from associated company                      --               --                   --                 --
    Other, at cost                                           86,540               --                   --          3,078,466
                                                             ------             ----                 ----          ---------
          Total investments                                  86,540               --                   --          3,078,466
                                                             ------             ----                 ----          ---------

 CURRENT ASSETS:
    Cash and temporary cash investments                   1,774,960          155,644              115,978             38,222
    Accounts receivable                                   3,483,552          246,577                6,762            403,241
    Reserve for uncollectible accounts                       (5,958)              --                   --           (297,797)
    Accounts receivable from associated companies                --               --               11,058          4,478,311
    Accrued unbilled revenues                             1,065,518               --                   --                 --
    Materials and supplies, at average cost                 421,893               --                   --             35,959
    Fuel inventory, at average cost                              --               --                   --                 --
    Fuel inventory financed                                      --               --                   --                 --
    Gas in underground storage, at cost (LIFO)              638,292               --                   --                 --
    Current portion of accumulated deferred
      income taxes                                        1,208,291               --                   --                 --
    Regulatory assets recoverable within one year            57,988               --                   --                 --
    Prepaid expenses and other                               61,597            3,072                   --                 --
                                                             ------            -----                 ----               ----
          Total current assets                            8,706,133          405,293              133,798          4,657,936
                                                          ---------          -------              -------          ---------

 DEFERRED CHARGES:
     Regulatory assets                                      341,292               --                  399                 --
     Unamortized debt expense                               444,038               --                   --                 --
     Other                                                  698,487               --                1,188             42,886
                                                            -------             ----                -----             ------
          Total deferred charges                          1,483,817               --                1,587             42,886
                                                          ---------             ----                -----             ------
                                                     $   62,945,124    $     978,575      $       696,908    $    27,502,551
                                                     ==============    =============      ===============    ===============

                                                          ----------------------------------------------------------------
                                                                                               Green
                                                          Young Gas         1480                and                 PSR
                                                           Storage         Welton,          Clear Lakes          Investments,
                        ASSETS                             Company          Inc.              Company               Inc.
                        ------                             -------          ----              -------               ----
PROPERTY, PLANT AND EQUIPMENT, at cost:
    Electric                                          $          --    $          --      $        25,000    $            --
    Gas                                                          --               --                   --                 --
    Steam and other                                              --        1,609,888                   --                 --
    Common to all departments                                    --       55,105,039                   --                 --
    Construction in progress                                     --              254                   --                 --
                                                              -----              ---                -----              -----
                                                                 --       56,715,181               25,000                 --
    Less: accumulated depreciation                               --       14,099,479                   --                 --
                                                              -----       ----------                -----              -----
          Total property, plant and equipment                    --       42,615,702               25,000                 --
                                                              -----       ----------               ------              -----

 INVESTMENTS:
    Subsidiaries consolidated - common stock                     --               --                   --                 --
    Note receivable from associated company                      --       12,066,207                   --                 --
    Other, at cost                                        7,157,133               --                   --          2,264,488
                                                          ---------             ----                -----          ---------
          Total investments                               7,157,133       12,066,207                   --          2,264,488
                                                          ---------       ----------                -----          ---------

 CURRENT ASSETS:
    Cash and temporary cash investments                          --           25,928                   --            752,563
    Accounts receivable                                       9,250            6,244                   --              3,184
    Reserve for uncollectible accounts                           --               --                   --                 --
    Accounts receivable from associated companies                --          682,884                   --                 --
    Accrued unbilled revenues                                    --               --                   --                 --
    Materials and supplies, at average cost                      --               --                   --                 --
    Fuel inventory, at average cost                              --               --                   --                 --
    Fuel inventory financed                                      --               --                   --                 --
    Gas in underground storage, at cost (LIFO)                   --               --                   --                 --
    Current portion of accumulated deferred
      income taxes                                               --            5,253                   --                 --
    Regulatory assets recoverable within one year                --               --                   --                 --
    Prepaid expenses and other                                   --           32,022                   --            469,005
                                                              -----           ------                -----            -------
          Total current assets                                9,250          752,331                   --          1,224,752
                                                              -----          -------                -----          ---------

 DEFERRED CHARGES:
     Regulatory assets                                           --               --                   --                 --
     Unamortized debt expense                                    --          755,047                   --                 --
     Other                                                   20,375               --                   --                 --
                                                             ------
          Total deferred charges                             20,375          755,047                   --                 --
                                                             ------          -------                -----              -----
                                                      $   7,186,758    $  56,189,287       $        25,00    $     3,489,240
                                                      =============    =============       ==============    ===============

                                                          ----------------------------------
                                                               PS
                                                            Colorado         Natural
                                                             Credit           Fuels
                   ASSETS                                 Corporation     Corporation
                   ------                                -----------     -----------
PROPERTY, PLANT AND EQUIPMENT, at cost:
    Electric                                          $          --    $             -
    Gas                                                          --          2,440,002
    Steam and other                                              --                  -
    Common to all departments                                    --                  -
    Construction in progress                                     --                  -
                                                              -----               ----
                                                                 --          2,440,002
    Less: accumulated depreciation                               --          1,056,994
                                                              -----          ---------
          Total property, plant and equipment                    --          1,383,008
                                                              -----          ---------

 INVESTMENTS:
    Subsidiaries consolidated - common stock                      -                  -
    Note receivable from associated company                       -                  -
    Other, at cost                                                -            743,252
                                                              -----            -------
          Total investments                                       -            743,252
                                                              -----            -------

 CURRENT ASSETS:
    Cash and temporary cash investments                      36,869          1,607,842
    Accounts receivable                                 126,532,582            467,207
    Reserve for uncollectible accounts                            -                 -
    Accounts receivable from associated companies                 -                 -
    Accrued unbilled revenues                                     -            12,862
    Materials and supplies, at average cost                       -         1,584,474
    Fuel inventory, at average cost                               -                 -
    Fuel inventory financed                              35,724,489                 -
    Gas in underground storage, at cost (LIFO)                    -                 -
    Current portion of accumulated deferred
      income taxes                                                -            15,438
    Regulatory assets recoverable within one year                 -                 -
    Prepaid expenses and other                              214,634            12,374
                                                            -------            ------
          Total current assets                          162,508,574         3,700,197
                                                        -----------         ---------

 DEFERRED CHARGES:
     Regulatory assets                                            -                 -
     Unamortized debt expense                               212,229                 -
     Other                                                        -               865
                                                               ----               ---
          Total deferred charges                            212,229               865
                                                            -------               ---
                                                      $ 162,720,803    $    5,827,322
                                                      =============    ==============

               PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES

  CONSOLIDATED BALANCE SHEET WITH CONSOLIDATING INFORMATION - DECEMBER 31, 1995
                                                                         ----------------------------------------------------------
                                                                                                                    Public
                                                                                                                    Service
                                                                                                                  Company of
            CAPITAL AND LIABILITIES                   Consolidated         Eliminations          Total             Colorado
            -----------------------                   ------------         ------------          -----             --------
 COMMON STOCK                                        $  997,105,846    $           --      $  997,105,846    $   997,105,846
 COMMON STOCK OF SUBSIDIARIES                                    --       (86,556,978)(1)      86,556,978                 --
 RETAINED EARNINGS (DEFICIT)                            346,539,057       (33,736,763)(1)     312,802,294        346,539,057
                                                        -----------       ----------- --      -----------        -----------
          Total common equity                         1,343,644,903       (52,820,215)      1,396,465,118      1,343,644,903
                                                      -------------        ----------       -------------      -------------

 PREFERRED STOCK:
    Not subject to mandatory redemption                 140,007,500                --         140,007,500        140,007,500
    Subject to mandatory redemption at par               41,289,200                --          41,289,200         41,289,200
 LONG-TERM DEBT                                       1,195,553,468                --       1,195,553,468      1,064,962,133
                                                      -------------            ------       -------------      -------------
                                                      2,720,495,071        52,820,215       2,773,315,286      2,589,903,736
                                                      -------------        ----------       -------------      -------------

 NONCURRENT LIABILITIES:
    Defueling and decommissioning liability              23,114,595                --          23,114,595         23,114,595
    Employees' postretirement benefits other
      than pensions                                      51,704,497                --          51,704,497         51,560,703
    Employees' postemployment benefits                   23,500,000                --          23,500,000         22,869,260
    Note payable to associated company                           --       (12,066,207)(2)      12,066,207         12,066,207
    Other                                                        --        (3,078,466)(2)       3,078,466          3,078,466
                                                            -------        ----------         -----------          ---------
          Total noncurrent liabilities                   98,319,092       (15,144,673)        113,463,765        112,689,231
                                                         ----------        ----------         -----------        -----------

 CURRENT LIABILITIES:
    Notes payable and commercial paper                  288,050,000                --         288,050,000        182,050,000
    Long-term debt due within one year                   82,836,318                --          82,836,318         82,478,852
    Preferred stock subject to mandatory
       redemption within one year                         2,576,000                --           2,576,000          2,576,000
    Accounts payable                                    156,108,947                --         156,108,947        150,667,576
    Accounts payable to associated companies                     --       (42,434,271)(2)      42,434,271         38,308,057
    Dividends payable                                    35,284,252                --          35,284,252         35,284,252
    Recovered purchased gas and electric
       energy costs - net                                 9,507,794                --           9,507,794          8,341,733
    Customers' deposits                                  17,462,444                --          17,462,444         17,207,464
    Accrued taxes                                        55,392,511                --          55,392,511         54,254,720
    Accrued interest                                     32,071,475                --          32,071,475         30,595,093
    Current defueling & decommissioning liability        24,054,606                --          24,054,606         24,054,606
    Other                                                78,450,639                --          78,450,639         76,968,553
                                                         ----------             -----          ----------         ----------
          Total current liabilities                     781,794,986       (42,434,271)        824,229,257        702,786,906
                                                        -----------        ----------         -----------        -----------
 DEFERRED CREDITS:
    Customers' advances for construction                 99,519,320                --          99,519,320         99,002,556
    Unamortized investment tax credits                  113,183,573                --         113,183,573        110,700,716
    Accumulated deferred income taxes                   508,142,888                --         508,142,888        489,649,118
    Other                                                32,840,462           917,429 (1)      31,923,033         31,483,291
                                                         ----------          --------          ----------         ----------
          Total deferred credits                        753,686,243           917,429         752,768,814        730,835,681

 COMMITMENTS AND CONTINGENCIES                        -------------     -------------      --------------    ---------------
                                                     $4,354,295,392     $(109,481,730)     $4,463,777,122    $ 4,136,215,554
                                                     ==============     =============      ==============    ===============

                                                                           CONSOLIDATING INFORMATION
                                              --------------------------------------------------------------------
                                                          Cheyenne                                                 Fuel
                                                         Light, Fuel                          WestGas            Resources
                                                          and Power         e prime,         InterState,        Development
         CAPITAL AND LIABILITIES                          Company             inc.             Inc.                 Co.
         -----------------------                          -------             ----             ----                 ---
 COMMON STOCK                                        $           --    $           --      $           --    $            --
 COMMON STOCK OF SUBSIDIARIES                             3,000,000         1,098,835             600,000         32,050,000
 RETAINED EARNINGS (DEFICIT)                             14,667,352          (440,131)             30,478        (42,624,806)
                                                         ----------          --------              ------        -----------
          Total common equity                            17,667,352           658,704             630,478        (10,574,806)

 PREFERRED STOCK:
    Not subject to mandatory redemption                         --                 --                  --                 --
    Subject to mandatory redemption at par                      --                 --                  --                 --
 LONG-TERM DEBT                                         19,000,000                 --                  --                 --
                                                        ----------              -----               -----               ----
                                                        36,667,352            658,704             630,478        (10,574,806)
                                                        ----------            -------             -------        -----------

 NONCURRENT LIABILITIES:
    Defueling and decommissioning liability                     --                 --                 --                  --
    Employees' postretirement benefits other
      than pensions                                        143,794                 --                 --                  --
    Employees' postemployment benefits                     630,740                 --                 --                  --
    Note payable to associated company                          --                 --                 --                  --
    Other                                                       --                 --                 --                  --
                                                             -----              -----              -----               -----
          Total noncurrent liabilities                     774,534                 --                 --                  --
                                                           -------              -----              -----               -----

 CURRENT LIABILITIES:
    Notes payable and commercial paper                   9,600,000                 --                 --          34,350,000
    Long-term debt due within one year                          --                 --                 --                  --
    Preferred stock subject to mandatory
       redemption within one year                               --                 --                 --                  --
    Accounts payable                                     4,357,339            237,400                 --             504,014
    Accounts payable to associated companies             1,102,930             21,953                 --                  --
    Dividends payable                                           --                 --                 --                  --
    Recovered purchased gas and electric
       energy costs - net                                1,166,061                 --                 --                  --
    Customers' deposits                                    254,980                 --                 --                  --
    Accrued taxes                                          572,001             57,341             10,886             233,966
    Accrued interest                                       555,591                 --                 --             182,131
    Current defueling & decommissioning liability               --                 --                 --                  --
    Other                                                  815,146                 --                 --             445,855
                                                           -------              -----              -----             -------
          Total current liabilities                     18,424,048            316,694             10,886          35,715,966
                                                        ----------            -------             ------          ----------

 DEFERRED CREDITS:
    Customers' advances for construction                   516,764                 --                 --                  --
    Unamortized investment tax credits                   1,476,826                 --                 --                  --
    Accumulated deferred income taxes                    5,051,858              3,177             55,544           1,955,391
    Other                                                   33,742                 --                 --             406,000
                                                            ------              -----              -----             -------
          Total deferred credits                         7,079,190              3,177             55,544           2,361,391

 COMMITMENTS AND CONTINGENCIES
                                                     -------------     --------------      -------------     ---------------
                                                     $  62,945,124     $      978,575      $     696,908     $    27,502,551
                                                     =============     ==============      =============     ===============

                                              ---------------------------------------------------------------
                                                                                               Green
                                                        Young Gas          1480                 And               PSR
                                                         Storage          Welton,            Clear Lakes       Investments,
         CAPITAL AND LIABILITIES                        Company             Inc.               Company            Inc.
         -----------------------                        -------             ----               -------            ----
 COMMON STOCK                                        $          --     $           --      $          --     $            --
 COMMON STOCK OF SUBSIDIARIES                            6,316,876          7,506,189             25,000           3,631,900
 RETAINED EARNINGS (DEFICIT)                               530,256          1,802,018                 --             315,644
                                                           -------          ---------                                -------
          Total common equity                            6,847,132          9,308,207             25,000           3,947,544

 PREFERRED STOCK:
    Not subject to mandatory redemption                         --                 --                 --                  --
    Subject to mandatory redemption at par                      --                 --                 --                  --
 LONG-TERM DEBT                                                 --         31,506,290                 --                  --
                                                            ------         ----------
                                                         6,847,132         40,814,497             25,000           3,947,544
                                                         ---------         ----------             ------           ---------

 NONCURRENT LIABILITIES:
    Defueling and decommissioning liability                     --                 --                 --                  --
    Employees' postretirement benefits other
      than pensions                                             --                 --                 --                  --
    Employees' postemployment benefits                          --                 --                 --                  --
    Note payable to associated company                          --                 --                 --                  --
    Other                                                       --                 --                 --                  --
                                                            ------              -----             ------               -----
          Total noncurrent liabilities                          --                 --                 --                  --
                                                            ------              -----             ------               -----

 CURRENT LIABILITIES:
    Notes payable and commercial paper                          --          1,850,000                 --                  --
    Long-term debt due within one year                          --            307,568                 --                  --
    Preferred stock subject to mandatory
       redemption within one year                               --                 --                 --                  --
    Accounts payable                                            --               (125)                --                  --
    Accounts payable to associated companies               260,832                 --                 --              22,368
    Dividends payable                                           --                 --                 --                  --
    Recovered purchased gas and electric
       energy costs - net                                       --                 --                 --                  --
    Customers' deposits                                         --                 --                 --                  --
    Accrued taxes                                           78,794            101,129                 --               8,492
    Accrued interest                                            --            352,573                 --                  --
    Current defueling & decommissioning liability               --                 --                 --                  --
    Other                                                       --             20,848                 --                  --
                                                             -----            -------              -----               -----
          Total current liabilities                        339,626          2,631,993                 --              30,860
                                                           -------          ---------                                 ------

 DEFERRED CREDITS:
    Customers' advances for construction                        --                 --                 --                  --
    Unamortized investment tax credits                          --          1,006,031                 --                  --
    Accumulated deferred income taxes                           --         11,736,766                 --            (489,164)
    Other                                                       --                 --                 --                  --
                                                           -------             ------              -----              ------
          Total deferred credits                                --         12,742,797                 --            (489,164)

 COMMITMENTS AND CONTINGENCIES
                                                     -------------     --------------      -------------     ---------------
                                                     $   7,186,758     $   56,189,287      $      25,000     $     3,489,240
                                                     =============     ==============      =============     ===============

                                              ------------------------------------
                                                            PS
                                                         Colorado           Natural
                                                          Credit             Fuels
         CAPITAL AND LIABILITIES                       Corporation        Corporation
         -----------------------                       -----------        -----------
 COMMON STOCK                                        $           --    $           --
 COMMON STOCK OF SUBSIDIARIES                            19,470,849        12,857,329
 RETAINED EARNINGS (DEFICIT)                                     --        (8,017,574)
                                                              -----        ----------
          Total common equity                            19,470,849         4,839,755

 PREFERRED STOCK:
    Not subject to mandatory redemption                          --                --
    Subject to mandatory redemption at par                       --                --
 LONG-TERM DEBT                                          80,000,000            85,045
                                                         ----------            ------
                                                         99,470,849         4,924,800
                                                         ----------         ---------

 NONCURRENT LIABILITIES:
    Defueling and decommissioning liability                      --                --
    Employees' postretirement benefits other
      than pensions                                              --                --
    Employees' postemployment benefits                           --                --
    Note payable to associated company                           --                --
    Other                                                        --                --
                                                            -------             -----
          Total noncurrent liabilities                           --                --
                                                            -------             -----

 CURRENT LIABILITIES:
    Notes payable and commercial paper                   60,200,000                --
    Long-term debt due within one year                           --            49,898
    Preferred stock subject to mandatory
       redemption within one year                                --                --
    Accounts payable                                             --           342,743
    Accounts payable to associated companies              2,588,685           129,446
    Dividends payable                                            --                --
    Recovered purchased gas and electric
       energy costs - net                                        --                --
    Customers' deposits                                          --                --
    Accrued taxes                                            75,182                --
    Accrued interest                                        386,087                --
    Current defueling & decommissioning liability                --                --
    Other                                                        --           200,237
                                                             ------           -------
          Total current liabilities                      63,249,954           722,324
                                                         ----------           -------

 DEFERRED CREDITS:
    Customers' advances for construction                         --                --
    Unamortized investment tax credits                           --                --
    Accumulated deferred income taxes                            --           180,198
    Other                                                        --                --
                                                     --------------    --------------
          Total deferred credits                                 --           180,198

 COMMITMENTS AND CONTINGENCIES
                                                     --------------    --------------
                                                     $  162,720,803    $    5,827,322
                                                     ==============    ==============



               PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES

 CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS WITH CONSOLIDATING INFORMATION
                          YEAR ENDED DECEMBER 31, 1995
                                                                  --------------------------------------------------------------
                                                                                                                    Public
                                                                                                                   Service
                                                                                                                  Company of
                                                     Consolidated        Eliminations             Total            Colorado
                                                     ------------        ------------             -----            --------
OPERATING REVENUES:
    Electric                                        $ 1,449,095,635    $           --      $ 1,449,095,635    $ 1,412,444,085
    Gas                                                 624,584,713           418,139 (3)      625,002,852        602,213,604
    Other                                                36,920,619        22,117,045 (3)       59,037,664          6,682,002
                                                         ----------            ------           ----------          ---------
                                                      2,110,600,967        22,535,184        2,133,136,151      2,021,339,691

 OPERATING EXPENSES:
    Fuel used in generation                             181,994,702                --          181,994,702        181,994,702
    Purchased power                                     481,957,786                --          481,957,786        454,230,871
    Gas purchased for resale                            392,679,925          (156,329)(3)      392,836,254        380,799,353
    Other operating expenses                            350,093,494       (19,852,248)(3)      369,945,742        355,479,281
    Maintenance                                          64,068,782                --           64,068,782         63,366,476
    Depreciation and amortization                       141,380,189                --          141,380,189        136,849,088
    Taxes (other than income taxes)                      81,319,075                --           81,319,075         79,237,410
    Income taxes                                         95,357,290                --           95,357,290        108,507,968
                                                         ----------             -----           ----------        -----------
                                                      1,788,851,243       (20,008,577)       1,808,859,820      1,760,465,149
                                                      -------------       -----------        -------------      -------------
 OPERATING INCOME (LOSS)                                321,749,724         2,526,607          324,276,331        260,874,542

 OTHER INCOME AND DEDUCTIONS:
    Allowance for equity funds used during
       construction                                       3,781,870                --            3,781,870          3,781,870
    Equity in earnings of consolidated
       subsidiaries                                              --        11,575,041 (1)       11,575,041         11,575,041
    Interest income from subsidiaries                            --         1,124,355 (4)        1,124,355             76,519
    Miscellaneous income (deductions) - net              (2,769,530)          (42,785)(1)(3)    (2,812,315)        (3,675,890)
                                                         ----------           -------           ----------         ----------
                                                          1,012,340        12,656,611           13,668,951         11,757,540

 INTEREST CHARGES:
    Interest on long-term debt                           85,832,292                --           85,832,292         79,277,346
    Amortization of debt discount and
       expense less premium                               3,277,624                --            3,277,624          3,152,532
    Other interest                                       58,108,898        (3,777,388)(3)(4)    61,886,286         14,614,355
    Allowance for borrowed funds used
       during construction                               (3,312,843)               --           (3,312,843)        (3,268,244)
                                                         ----------                             ----------         ----------
                                                        143,905,971        (3,777,388)         147,683,359         93,775,989
                                                        -----------        ----------          -----------         ----------
 NET INCOME (LOSS)                                      178,856,093        11,405,830 (b)      190,261,923        178,856,093
 RETAINED EARNINGS (DEFICIT)
      AT BEGINNING OF YEAR                              308,213,945        30,620,404 (b)      277,593,541        308,213,945
                                                        -----------        ----------          -----------        -----------
                                                        487,070,038       (19,214,574)         467,855,464        487,070,038
 DIVIDENDS ON PREFERRED STOCK                           (11,944,220)               --          (11,944,220)       (11,944,220)
 DIVIDENDS ON COMMON STOCK                             (128,586,761)      (14,578,073)(b)     (143,164,834)      (128,586,761)
 OTHER ADJUSTMENT                                                --            55,884 (a)           55,884                 --
                                                              -----            ------               ------              -----
 RETAINED EARNINGS (DEFICIT)
      AT END OF YEAR                                 $  346,539,057    $  (33,736,763)      $  312,802,294     $  346,539,057
                                                     ==============    ==============       ==============     ==============

(a) WestGas TransColorado, Inc. sold its interest in the TransColorado Project and was subsequently dissolved effective December 1,
      1995. The statement of income includes eleven months of operations. Retained earnings have been adjusted and eliminated.
(b) To eliminate intercompany investment, earnings and dividends.

                                                                                CONSOLIDATING INFORMATION
                                             ------------------------------------------------------------------
                                                         Cheyenne                                                  WestGas
                                                       Light, Fuel                             WestGas              Trans-
                                                        and Power         e prime,           InterState,           Colorado,
                                                         Company            inc.                 Inc.               Inc. (a)
                                                         -------            ----                 ----               --------
OPERATING REVENUES:
    Electric                                         $   36,651,550    $           --       $          --      $           --
    Gas                                                  17,530,744           398,931              85,870                  --
    Other                                                        --           106,340                  --                  --
                                                              -----           -------              ------               -----
                                                         54,182,294           505,271              85,870                  --

 OPERATING EXPENSES:
    Fuel used in generation                                      --                --                  --                  --
    Purchased power                                      27,726,915                --                  --                  --
    Gas purchased for resale                             11,179,337           383,385                  --                  --
    Other operating expenses                              4,814,659           737,710              39,548                  --
    Maintenance                                             701,426                --                 880                  --
    Depreciation and amortization                         2,076,301            72,519              26,376                  --
    Taxes (other than income taxes)                       1,385,854            26,069               6,046                  --
    Income taxes                                          1,437,665          (271,111)              3,055             (31,638)
                                                          ---------          --------               -----             -------
                                                         49,322,157           948,572              75,905             (31,638)
                                                         ----------           -------              ------             -------
 OPERATING INCOME (LOSS)                                  4,860,137          (443,301)              9,965              31,638

 OTHER INCOME AND DEDUCTIONS:
    Allowance for equity funds used during
       construction                                              --                --                  --                  --
    Equity in earnings of consolidated
       subsidiaries                                              --                --                  --                  --
    Interest income from subsidiaries                            --                --                  --                  --
    Miscellaneous income (deductions) - net                 (34,403)            3,176               5,881             (82,344)
                                                            -------             -----               -----             -------
                                                            (34,403)            3,176               5,881             (82,344)
 INTEREST CHARGES:
    Interest on long-term debt                            1,422,504                --                  --                  --
    Amortization of debt discount and
       expense less premium                                  22,275                --                  --                  --
    Other interest                                          588,156                 6               1,025                 191
    Allowance for borrowed funds used
       during construction                                  (44,599)               --                  --                  --
                                                            -------             -----               -----               -----
                                                          1,988,336                 6               1,025                 191
                                                          ---------                 -               -----                 ---
 NET INCOME (LOSS)                                        2,837,398          (440,131)             14,821             (50,897)
 RETAINED EARNINGS (DEFICIT)
      AT BEGINNING OF YEAR                               13,813,998                --              15,657              (4,987)
                                                         ----------                                ------              ------
                                                         16,651,396          (440,131)             30,478             (55,884)
 DIVIDENDS ON PREFERRED STOCK                                    --                --                  --                  --
 DIVIDENDS ON COMMON STOCK                               (1,984,044)               --                  --                  --
 OTHER ADJUSTMENT                                                --                --                  --              55,884
                                                              -----             -----               -----              ------
 RETAINED EARNINGS (DEFICIT)
      AT END OF YEAR                                 $   14,667,352    $     (440,131)     $       30,478     $            --
                                                     ==============    ==============      ==============     ===============

                                             ----------------------------------------------------------------
                                                         Fuel
                                                       Resources          Young Gas              1480              PSR
                                                       Development         Storage              Welton,        Investments,
                                                          Co.              Company               Inc.              Inc.
                                                          ---              -------               ----              ----
OPERATING REVENUES:
    Electric                                         $           --    $           --      $           --     $           --
    Gas                                                   1,124,621                --                  --                 --
    Other                                                        --                --           8,238,786         29,962,343
                                                              -----             -----           ---------         ----------
                                                          1,124,621                --           8,238,786         29,962,343

 OPERATING EXPENSES:
    Fuel used in generation                                      --                --                  --                 --
    Purchased power                                              --                --                  --                 --
    Gas purchased for resale                                     --                --                  --                 --
    Other operating expenses                              3,261,893                --             109,642            971,183
    Maintenance                                                  --                --                  --                 --
    Depreciation and amortization                           647,875                --           1,442,925                 --
    Taxes (other than income taxes)                         138,954                --             396,708            (13,079)
    Income taxes                                         (3,100,746)          307,794             839,452        (13,283,421)
                                                         ----------           -------             -------        -----------
                                                            947,976           307,794           2,788,727        (12,325,317)
                                                            -------           -------           ---------        -----------
 OPERATING INCOME (LOSS)                                    176,645          (307,794)          5,450,059         42,287,660

 OTHER INCOME AND DEDUCTIONS:
    Allowance for equity funds used during
       construction                                             --                 --                  --                 --
    Equity in earnings of consolidated
       subsidiaries                                             --                 --                  --                 --
    Interest income from subsidiaries                           --                 --           1,047,836                 --
    Miscellaneous income (deductions) - net                  9,740            838,050              76,292                 --
                                                             -----            -------              ------              -----
                                                             9,740            838,050           1,124,128                 --
 INTEREST CHARGES:
    Interest on long-term debt                                 153                 --           4,735,157                 --
    Amortization of debt discount and
       expense less premium                                     --                 --              95,046                 --
    Other interest                                       2,140,378                 --             346,281         34,743,661
    Allowance for borrowed funds used
       during construction                                      --                 --                  --                 --
                                                             -----              -----               -----              -----
                                                         2,140,531                 --           5,176,484         34,743,661
                                                         ---------              -----           ---------         ----------
 NET INCOME (LOSS)                                      (1,954,146)           530,256           1,397,703          7,543,999
 RETAINED EARNINGS (DEFICIT)
      AT BEGINNING OF YEAR                             (40,670,660)                --             404,315          2,971,645
                                                       -----------              -----             -------          ---------
                                                       (42,624,806)           530,256           1,802,018         10,515,644
 DIVIDENDS ON PREFERRED STOCK                                   --                 --                  --                 --
 DIVIDENDS ON COMMON STOCK                                      --                 --                  --        (10,200,000)
 OTHER ADJUSTMENT                                               --                 --                  --                 --
                                                             -----              -----               -----              -----
 RETAINED EARNINGS (DEFICIT)
      AT END OF YEAR                                 $ (42,624,806)    $      530,256      $     1,802,018    $      315,644
                                                     =============     ==============      ===============    ==============

                                             -------------------------------
                                                          PS
                                                       Colorado            Natural
                                                        Credit              Fuels
                                                      Corporation         Corporation
                                                      -----------         -----------
OPERATING REVENUES:
    Electric                                         $          --     $           --
    Gas                                                         --          3,649,082
    Other                                               14,048,193                 --
                                                        ----------              -----
                                                        14,048,193          3,649,082

 OPERATING EXPENSES:
    Fuel used in generation                                     --                 --
    Purchased power                                             --                 --
    Gas purchased for resale                                    --            474,179
    Other operating expenses                               327,401          4,204,425
    Maintenance                                                 --                 --
    Depreciation and amortization                               --            265,105
    Taxes (other than income taxes)                          4,236            136,877
    Income taxes                                         1,487,641           (539,369)
                                                         ---------           --------
                                                         1,819,278          4,541,217
                                                         ---------          ---------
 OPERATING INCOME (LOSS)                                12,228,915           (892,135)

 OTHER INCOME AND DEDUCTIONS:
    Allowance for equity funds used during
       construction                                             --                 --
    Equity in earnings of consolidated
       subsidiaries                                             --                 --
    Interest income from subsidiaries                           --                 --
    Miscellaneous income (deductions) - net                  9,847             37,336
                                                             -----             ------
                                                             9,847             37,336
 INTEREST CHARGES:
    Interest on long-term debt                             386,088             11,044
    Amortization of debt discount and
       expense less premium                                  7,771                 --
    Other interest                                       9,450,874              1,359
    Allowance for borrowed funds used
       during construction                                      --                 --
                                                             -----              -----
                                                         9,844,733             12,403
                                                         ---------             ------
 NET INCOME (LOSS)                                       2,394,029           (867,202)
 RETAINED EARNINGS (DEFICIT)
      AT BEGINNING OF YEAR                                      --         (7,150,372)
                                                             -----         ----------
                                                         2,394,029         (8,017,574)
 DIVIDENDS ON PREFERRED STOCK                                   --                 --
 DIVIDENDS ON COMMON STOCK                              (2,394,029)                --
 OTHER ADJUSTMENT                                               --                 --
                                                             -----               ----
RETAINED EARNINGS (DEFICIT)
      AT END OF YEAR                                 $          --     $   (8,017,574)
                                                     =============     ==============



               PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES
       CONSOLIDATED STATEMENT OF CASH FLOWS WITH CONSOLIDATING INFORMATION
                          YEAR ENDED DECEMBER 31, 1995
                                                                          ----------------------------------------------------------
                                                                                                                           Public
                                                                                                                          Service
                                                                                                                         Company of
                                                           Consolidated         Eliminations             Total            Colorado
                                                           ------------         ------------             -----            --------
OPERATING ACTIVITIES:
   Net income (loss)                                     $ 178,856,093      $    11,405,830 (a)    $   190,261,923   $  178,856,093
   Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
Depreciation and amortization                              145,370,492                   --            145,370,492      140,763,026
Amortization of investment tax credits                      (5,348,115)                  --             (5,348,115)      (5,209,271)
Deferred income taxes                                       39,169,644                   --             39,169,644       38,856,142
Allowance for equity funds used during construction         (3,781,870)                  --             (3,781,870)      (3,781,870)
Change in accounts receivable                               38,733,818           (1,016,564)(b)         37,717,254        7,487,502
Change in inventories                                        4,245,926                   --              4,245,926        4,714,261
Change in other current assets                               7,617,692                   --              7,617,692        4,351,660
Change in accounts payable                                 (20,921,969)         (11,049,643)(b)        (31,971,612)     (28,610,166)
Change in other current liabilities                         24,229,775                   --             24,229,775       22,543,914
Change in deferred amounts                                 (20,384,938)             223,962 (b)        (20,160,976)     (20,381,972)
Change in noncurrent liabilities                            (5,366,543)          10,757,419 (b)          5,390,876        5,396,638
Other                                                        3,278,743                   --              3,278,743               --
                                                             ---------                -----              ---------            -----
  Net cash provided by (used in) operating activities      385,698,748           10,321,004            396,019,752      344,985,957


   Construction expenditures                              (285,515,529)                  --           (285,515,529)    (279,309,717)
   Allowance for equity funds used during construction       3,781,870                   --              3,781,870        3,781,870
   Proceeds from (cost of) disposition of property,
        plant and equipment                                  2,469,518                   -- (c)          2,469,518        2,604,025
   Purchase of other investments                           (10,248,768)         (44,207,927)(b)(c)     (54,456,695)     (47,462,641)
   Sale of other investments                                 4,897,904           44,431,798 (b)(c)      49,329,702       44,181,552
   Subsidiary dividends in excess of earnings                       --            3,003,030 (a)          3,003,030        3,003,030
                                                                 -----            ---------              ---------        ---------
     Net cash provided by (used in) investing activities  (284,615,005)           3,226,901           (281,388,104)    (273,201,881)

FINANCING ACTIVITIES:
    Proceeds from sale of common stock                       28,029,975          44,153,179             72,183,154       28,029,975
    Repurchase of common stock                                       --         (43,123,011)(b)(c)     (43,123,011)              --
    Proceeds from sale of long-term notes and bonds         101,859,643                  --            101,859,643       22,079,643
    Redemption of long-term notes and bonds                 (44,712,897)                 --            (44,712,897)     (38,904,269)
    Short-term borrowings - net                             (36,750,000)                 --            (36,750,000)      66,550,000
    Redemption of preferred stock                            (1,376,000)                 --             (1,376,000)      (1,376,000)
    Dividends on common stock                              (127,351,413)        (14,578,073)(a)       (141,929,486)    (127,351,413)
    Dividends on preferred stock                            (11,973,116)                 --            (11,973,116)     (11,973,116)
                                                            -----------                                -----------      -----------
      Net cash provided by (used in) financing activities   (92,273,808)        (13,547,905)          (105,821,713)     (62,945,180)
                                                            -----------         -----------           ------------      -----------
      Net increase (decrease) in cash and temporary
         cash investments                                     8,809,935                  --              8,809,935        8,838,896
      Cash and temporary cash investments at beginning
         of year                                              5,883,212                  --              5,883,212        1,346,245
                                                              ---------               -----             ---------         ---------
      Cash and temporary cash investments at end of year   $ 14,693,147     $            --        $    14,693,147   $   10,185,141
                                                           ============     ===============        ===============   ==============

(a) Eliminate subsidiary net income, undistributed equity in earnings of subsidiaries and dividends paid to parent.
(b) Eliminate changes in accounts payable to and receivables from associated companies.
(c) Eliminate intercompany stock transactions.
(d) WestGas TransColorado, Inc. sold its interest in the TransColorado Project and was subsequently dissolved effective December 1, 1995.  The statement of cash flows includes eleven months of operations.

                                                                                CONSOLIDATING INFORMATION
                                                      -----------------------------------------------------------------
                                                            Cheyenne                                                      WestGas
                                                           Light, Fuel                                 WestGas            Trans-
                                                            and Power             e prime,           InterState,         Colorado,
                                                             Company                inc.                 Inc.             Inc. (d)
                                                             -------                ----                 ----             --------
OPERATING ACTIVITIES:
   Net income (loss)                                     $    2,837,398    $       (440,131)       $        14,821   $      (50,897)
   Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
    Depreciation and amortization                             2,098,576              72,519                 26,376               --
    Amortization of investment tax credits                      (79,985)                 --                     --               --
    Deferred income taxes                                    (1,055,325)              3,177                 15,847               --
    Allowance for equity funds used during construction                                  --                     --               --
    Change in accounts receivable                              (328,340)           (246,577)                 7,957            4,844
    Change in inventories                                        14,978                  --                     --               --
    Change in other current assets                            2,810,711              (3,072)                   652               --
    Change in accounts payable                                  423,258             259,353                     --         (213,434)
    Change in other current liabilities                       1,272,224              57,341                    474             (502)
    Change in deferred amounts                                 (483,341)                 --                     --            1,840
    Change in noncurrent liabilities                            179,897                  --                     --               --
    Other                                                            --                  --                     --             (620)
                                                                  -----               -----                  -----             ----
      Net cash provided by (used in) operating activities     7,690,051            (297,390)                66,127         (258,769)


   Construction expenditures                                 (5,067,430)           (645,801)                    --               --
   Allowance for equity funds used during construction                                   --                     --               --
   Proceeds from (cost of) disposition of property, plant
        and equipment                                          (131,311)                 --                     --               --
   Purchase of other investments                                (75,740)                 --                     --         (200,000)
   Sale of other investments                                         --                  --                     --        3,802,885
   Subsidiary dividends in excess of earnings                        --                  --                     --               --
                                                                  -----               -----                  -----            -----
     Net cash provided by (used in) investing activities     (5,274,481)           (645,801)                    --        3,602,885


   Proceeds from sale of common stock                                --           1,098,835                     --               --
   Repurchase of common stock                                        --                  --                     --       (3,344,116)
   Proceeds from sale of long-term notes and bonds                   --                  --                     --               --
   Redemption of long-term notes and bonds                           --                  --                     --               --
   Short-term borrowings - net                                  200,000                  --                     --               --
   Redemption of preferred stock                                     --                  --                     --               --
   Dividends on common stock                                 (1,984,044)                 --                     --               --
   Dividends on preferred stock                                      --                  --                     --               --
                                                                 ------               -----                  -----           ------
     Net cash provided by (used in) financing activities     (1,784,044)          1,098,835                     --       (3,344,116)
                                                             ----------           ---------                  -----       ----------
     Net increase (decrease) in cash and temporary
        cash investments                                        631,526             155,644                 66,127               --
     Cash and temporary cash investments at beginning
        of year                                               1,143,434                  --                 49,851               --
                                                              ---------               -----                 ------            -----
     Cash and temporary cash investments at end of year $     1,774,960     $       155,644        $       115,978   $           --
                                                        ===============     ===============        ===============   ==============


                                                      --------------------------------------------------------------
                                                               Fuel
                                                             Resources           Young Gas              1480               PSR
                                                            Development           Storage              Welton,         Investments,
                                                                Co.               Company                Inc.              Inc.
                                                                ---               -------                ----              ----
OPERATING ACTIVITIES:
   Net income (loss)                                     $   (1,954,146)    $       530,256        $     1,397,703   $    7,543,999
   Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Depreciation and amortization                               599,148                  --              1,537,971               --
    Amortization of investment tax credits                           --                  --                (58,859)              --
    Deferred income taxes                                      (379,393)                 --                727,614          820,554
    Allowance for equity funds used during construction              --                  --                     --               --
    Change in accounts receivable                             1,094,231              (9,250)              (679,833)       2,757,082
    Change in inventories                                             1                  --                     --               --
    Change in other current assets                              (10,023)                 --                  6,097          237,826
    Change in accounts payable                               (6,671,167)            260,832               (283,161)          22,368
    Change in other current liabilities                         122,770              78,794               (123,284)         (55,929)
    Change in deferred amounts                                  581,589             (20,375)                     1               20
    Change in noncurrent liabilities                           (185,659)                 --                     --               --
    Other                                                     4,007,575            (840,257)                    --               --
                                                              ---------            --------                  -----            -----
      Net cash provided by (used in) operating activities    (2,795,074)                 --              2,524,249       11,325,920

INVESTING ACTIVITIES:
    Construction expenditures                                  (397,791)                 --                     --               --
    Allowance for equity funds used during construction              --                  --                     --               --
    Proceeds from (cost of) disposition of property, plant
         and equipment                                               --                  --                  1,001               --
    Purchase of other investments                                    --          (6,316,876)                    --         (387,880)
    Sale of other investments                                 1,344,181                  --                     --               --
    Subsidiary dividends in excess of earnings                       --                  --                     --               --
                                                                  -----               -----                  -----           ------
      Net cash provided by (used in) investing activities       946,390          (6,316,876)                 1,001         (387,880)

FINANCING ACTIVITIES:
    Proceeds from sale of common stock                               --           6,316,876                     --               --
    Repurchase of common stock                                       --                  --                     --               --
    Proceeds from sale of long-term notes and bonds                  --                  --                     --               --
    Redemption of long-term notes and bonds                     (12,894)                 --             (5,749,494)              --
    Short-term borrowings - net                               1,900,000                  --              1,850,000               --
    Redemption of preferred stock                                    --                  --                     --               --
    Dividends on common stock                                        --                  --                     --      (10,200,000)
    Dividends on preferred stock                                     --                  --                     --               --
                                                                  -----               -----                  -----            -----
      Net cash provided by (used in) financing activities     1,887,106           6,316,876             (3,899,494)     (10,200,000)
                                                              ---------           ---------             ----------      -----------
      Net increase (decrease) in cash and temporary
         cash investments                                        38,422                  --             (1,374,244)         738,040
      Cash and temporary cash investments at beginning
         of year                                                   (200)                 --              1,400,172           14,523
                                                                   ----                                  ---------           ------
      Cash and temporary cash investments at end of year $       38,222     $            --        $        25,928   $      752,563
                                                         ==============     ===============        ===============   ==============


                                                      --------------------------------------------------------------
                                                                PS
                                                             Colorado             Natural
                                                              Credit               Fuels
                                                            Corporation         Corporation
                                                            -----------         -----------
OPERATING ACTIVITIES:
   Net income (loss)                                     $    2,394,029     $      (867,202)
   Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
    Depreciation and amortization                                 7,771             265,105
    Amortization of investment tax credits                           --                  --
    Deferred income taxes                                            24             181,004
    Allowance for equity funds used during construction              --                  --
    Change in accounts receivable                            27,322,571             307,067
    Change in inventories                                            --            (483,314)
    Change in other current assets                              216,249               7,592
    Change in accounts payable                                2,588,685             251,820
    Change in other current liabilities                         409,478             (75,505)
    Change in deferred amounts                                  (12,321)            153,583
    Change in noncurrent liabilities                                 --                  --
    Other                                                            --             112,045
                                                                  -----             -------
      Net cash provided by (used in) operating activities    32,926,486            (147,805)

INVESTING ACTIVITIES:
    Construction expenditures                                        --             (94,790)
    Allowance for equity funds used during construction              --                  --
    Proceeds from (cost of) disposition of property, plant
         and equipment                                               --              (4,197)
    Purchase of other investments                                    --             (13,558)
    Sale of other investments                                        --               1,084
    Subsidiary dividends in excess of earnings                       --                  --
                                                                  -----               -----
      Net cash provided by (used in) investing activities            --            (111,461)

FINANCING ACTIVITIES:
    Proceeds from sale of common stock                       36,737,468                  --
    Repurchase of common stock                              (38,778,895)                 --
    Proceeds from sale of long-term notes and bonds          79,780,000                  --
    Redemption of long-term notes and bonds                          --             (46,240)
    Short-term borrowings - net                            (107,250,000)                 --
    Redemption of preferred stock                                    --                  --
    Dividends on common stock                                (2,394,029)                 --
    Dividends on preferred stock                                     --                  --
                                                                  -----               -----
      Net cash provided by (used in) financing activities   (32,905,456)            (46,240)
                                                            -----------             -------
      Net increase (decrease) in cash and temporary
         cash investments                                        21,030            (305,506)
      Cash and temporary cash investments at beginning
         of year                                                 15,839           1,913,348
                                                                 ------           ---------
      Cash and temporary cash investments at end of year $       38,869     $     1,607,842
                                                         ==============     ===============


               PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES

               CONSOLIDATING ELIMINATIONS FOR THE BALANCE SHEET AND
                    STATEMENT OF INCOME AND RETAINED EARNINGS
                                DECEMBER 31, 1995
                                                                                      DEBIT              CREDIT
                                                                                      -----              ------
(1)
Common stock of subsidiaries                                                    $   86,556,978
Property, plant and equipment - steam and other (excess of
  carrying value of investment in consolidated subsidiaries
  over the equity applicable thereto at the respective dates
  of acquisition)                                                                        7,711
           Retained earnings includes: (a) 1995 subsidiary earnings of
             $11,575,041 attributable to parent; (b) a 1995 subsidiary loss of $169,211 attributable to minority interest; and (c) ($69,139)
              of subsidiaries retained earnings at dates of acquisition                             $ 33,736,763
           Investment in consolidated subsidiaries                                                    51,910,497
           Other deferred credits (minority interest in Natural Fuels
              Corporation)                                                                               917,429

To eliminate investment in consolidated subsidiaries.

(2)
Accounts payable to associated companies                                        $   42,434,271
Other noncurrent liabilities                                                         3,078,466
Note payable to associated company                                                  12,066,207
           Accounts receivable from associated companies                                           $  6,709,782
           Note receivable from associated company                                                   12,066,207
           Other investments                                                                          3,078,466
           Fuel inventory financed                                                                   35,724,489

To eliminate intercompany accounts, as follows:
                                                                                      Current
Payable by:                                                                           Accounts            Receivable by:
-----------                                                                           --------            --------------

Cheyenne Light, Fuel and Power Company                                          $    1,102,930
PSR Investments, Inc.                                                                   22,368
Natural Fuels Corporation                                                              129,446
e prime, inc.                                                                           21,953
Young Gas Storage Company                                                              260,832
                                                                                       -------
                                                                                     1,537,529    Public Service Company of Colorado

                                                                                       682,884    1480 Welton, Inc.

Public Service Company of Colorado                                                      11,058    WestGas InterState, Inc.

Public Service Company of Colorado                                                   4,478,311    Fuel Resources Development Co.
                                                                                     ---------

                                                                                $    6,709,782
                                                                                ==============

                                                                                        Note
                                                                                     Receivable
                                                                                     ----------
Public Service Company of Colorado                                              $   12,066,207    1480 Welton, Inc.
                                                                                ==============


                                                                                     Long-Term
                                                                                     Income Tax
                                                                                     Receivable
                                                                                     ----------
Public Service Company of Colorado                                              $   3,078,466     Fuel Resources Development Co.
                                                                                =============

                                                                                        Fuel
                                                                                     Inventory
                                                                                      Financed
                                                                                      --------
Public Service Company of Colorado                                              $    35,724,489   PS Colorado Credit Corporation
                                                                                ===============

PS Colorado Credit Corporation                                                  $     2,588,685   Public Service Company of Colorado
                                                                                ===============   netted against payable to PS
                                                                                                  Colorado Credit Corporation


                PUBLIC SERVICE COMPANY OF COLORADO AND SUBSIDIARIES

                CONSOLIDATING ELIMINATIONS FOR THE BALANCE SHEET AND
               STATEMENT OF INCOME AND RETAINED EARNINGS (Continued)
                                 DECEMBER 31, 1995

                                                                                    DEBIT            CREDIT
                                                                                    -----            ------
(3)
Operating revenues - gas                                                        $   418,139
Operating revenues - other                                                       22,117,045
Miscellaneous income and deductions - net                                           126,426
        Gas purchased for resale                                                                  $   156,329
        Other operating expenses                                                                   19,852,248
        Interest charges - other interest                                                           2,653,033

To eliminate intercompany revenues and expenses as follows:
                                                                                                    Gas      Other        Interest
                                                                                                 purchased  operating    on debt to
                                                                                  Total         for resale   expenses    associates
                                                                                  -----         ----------   --------    ----------
Gas Operating Revenues:
 Gas transportation fee charged by Public Service Company
   of Colorado to Cheyenne Light, Fuel and Power Company                        $    87,970   $    87,970  $       --   $       --
 Gas transportation fee charged by WestGas InterState,
   Inc. to Cheyenne Light, Fuel and Power Company                                    19,775        19,775          --           --
 Gas transportation fee charged by Public Service Company
   of Colorado to Natural Fuels Corporation                                          47,222        47,222          --           --
 Natural Fuels Corporation sales to Public Service
   Company of Colorado for station maintenance and other                            233,172         1,362     231,810           --
 Administrative and operating fee charged by Public Service
   Company of Colorado to WestGas InterState, Inc.                                   30,000            --      30,000           --
                                                                                     ------         -----      ------        -----
                                                                                    418,139       156,329     261,810           --
                                                                                    -------       -------     -------        -----

Other Operating Revenues:
 Rent charged by 1480 Welton, Inc. to Public Service
  Company of Colorado                                                             8,068,852            --      8,068,852        --
 Customer receivables discount charged by PS Colorado
  Credit Corporation to Public Service Company of Colorado                       11,395,160            --     11,395,160        --
 Fuel inventory financing costs charged by PS Colorado
  Credit Corporation to Public Service Company of Colorado                        2,653,033            --             --  2,653,033
                                                                                  ---------                               ---------
                                                                                $22,117,045            --     19,464,012  2,653,033
                                                                                -----------                   ----------  ---------

Miscellaneous Income and Deductions - net:
  Market development costs from Public Service Company
   of Colorado to Natural Fuels Corporation                                         126,426            --        126,426         --
                                                                                    -------                      -------
                                                                                $22,661,610  $    156,329    $19,852,248 $2,653,033
                                                                                ===========  ============    =========== ==========

(4)
Interest income from subsidiaries                                               $ 1,124,355
  Interest charges  - other interest                                                         $  1,124,355

To eliminate intercompany interest income and expense as follows:

Interest charges recorded by:

       Public Service Company of Colorado                                         1,047,836
       Cheyenne Light, Fuel and Power Company                                        59,332
       PSR Investments, Inc.                                                         15,842
       1480 Welton, Inc.                                                              1,345
                                                                                      -----
                                                                                $ 1,124,355
                                                                                ===========

Interest income recorded by:

       Public Service Company of Colorado                                       $    76,519
       1480 Welton, Inc.                                                          1,047,836
                                                                                  =========
                                                                                $ 1,124,355
                                                                                ===========